Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

July 9, 2019

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s announces the launch of the over-the-counter store brand equivalent of Mucinex® D Extended Release Tablets in two strengths in the U.S. Market”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

DR. REDDY'S LABORATORIES LTD.

8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500034. Telangana, India.

CONTACT
Investor relationS	Media relationS
AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	MITALI SARKAR mitali.sarkar@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s announces the launch of the over-the-counter
store brand equivalent of Mucinex® D Extended Release Tablets in two strengths in the U.S. Market

Hyderabad, India, July 09, 2019	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. July 09, 2019 — Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced launch of an over-the-counter (OTC) store-brand equivalent of Mucinex® D Extended Release Tablets in two strengths—Guaifenesin 600 mg and Pseudoephedrine HCl 60 mg, and Guaifenesin 1200 mg and Pseudoephedrine HCl 120 mg—in the United States market, as approved by the U.S. Food and Drug Administration (USFDA).

Dr. Reddy’s OTC Guaifenesin and Pseudoephedrine HCl is used to help loosen phlegm (mucus) and thin bronchial secretions to rid the bronchial passageways of bothersome mucus and make coughs more productive; temporarily relieve nasal congestion due to common cold, hay fever, and upper respiratory allergies; temporarily restore freer breathing through the nose; promote nasal and/or sinus drainage; and temporarily relieve sinus congestion and pressure.

"We are excited to bring first to market the store-brand equivalent of Mucinex® D Maximum Strength Extended Release Tablets. These launches illustrate our continued commitment to the OTC business and our growing portfolio in the cough, cold and allergy category,” says Milan Kalawadia, Senior Vice President and Head of US OTC and Specialty Rx Divisions, Dr. Reddy’s Laboratories.

The Mucinex® D brand and store brands had combined U.S. sales of approximately $71 million MAT for the most recent twelve months ending in May 2019 according to IRI*.

Dr. Reddy’s OTC Guaifenesin 1200 mg and Pseudoephedrine HCl 120 mg is available in 24-count packages.

Dr. Reddy’s OTC Guaifenesin 600 mg and Pseudoephedrine HCl 60 mg is available in 18- and 36-count packages.

Mucinex is a trademark of RB HEALTH (US) LLC

*IRI MAT May 2019

RDY-OTC-0619

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.